FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 26th, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐            No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item	4Q-02 Analysts Presentation	Sequential Page Number

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	By:	/s/ Elías Rodríguez-Viña Cancio
Name: Elías Rodríguez-Viña Cancio Title: Chief Financial Officer Terra Networks, S.A

TERRA LYCOS

Fourth Quarter 2002 Results

February 26th, 2003

Joaquim Agut

Executive Chairman

2002 Key Decisions

Key year in terms of

- Transforming the business to focus on sustainable growth and profitability, maintaining leadership positions in core markets

Major milestones:

- New long-term Strategic Alliance between Terra Lycos and Telefonica delivering growth (access to GT customer base) & profitability (min. annual guaranteed margin)
- Focus on high quality and recurring revenue streams (QoQ revenue growth excluding FX impact)
- Continued EBITDA improvements (9th. Consecutive quarter)
- New Global Operations Team focused on growth (NPI) and operations efficiency
- Write-off of 1.4bn to better reflect the reality of the company and strengthen our balance sheet

2003 Business Foundations

terra lycos

- ✓ Solid and sustainable business model
  - Strategic alliance with Telefonica
  - Development of established and growing customer base
  - Diversification of revenue streams – OBP/subscriptions combined with advertising/media
  - Cost management & processes efficiency
  - USA business right sized according to geographical shift in the strategic alliance
- ✓ Cash
  - Stabilized
  - Driven for growth
- ✓ Strong balance sheet
  - Prudence in valuation of our assets
- ✓ Compliance

Solid pillars assuring Long-Term business Sustainability

Highlights

- Revenue for the fourth quarter of 173 million constant euros based on the Q3 exchange rate, higher than the guidance (€ 160 to 170 MM)
- -13% EBITDA margin in Q4´02, within the guidance (-11/-14%)
- 3.1 million paid clients from access, communication services and portal, up 88% from 1.7 million in Q4´01
- 378.000 broadband clients (+62% vs Q4´01) and +36.600 vs Q3´02 (+11%) .
- 1.75 billion euros in cash at December 31, 2002

Total Revenues

(Million Euro)

Quarterly evolution


As Reported Quarterly
161
162
146
173
154
1Q´02
2Q´02
3Q´02
4Q´02

At Q3 Fx used for €160-€170 guidance

€622M

Excluding Fx impact


All Quarters Restated at average 2002 Fx rate
143
155
156
168
1Q´02
2Q´02
3Q´02
4Q´02

✓ Revenue growth every quarter

€622M

Revenue Breakdown

(Million Euro)

4Q´02 Revenues


24%
Communication and
SME OBP
22%
Communication, portal
and content services
10%
Other
33%
Access &
subscriptions
35%
Advertising
& E-commerce
Access subscriptions
Advertising & E-commerce
Comm, Portal and Content Services
OBP
Other

Total Revenues

(Million Euros)

Total Revenues

Consolidated



0%
694
622
692
2001
2002
As reported
2002
at local
currency on
01 fx rate

By country

Revenue growth %

	Local Currency	Euros
Spain	+22%	+22%
Brazil	+53%	+17%
USA	-32%	-35%
Mexico	+8%	-9%
Chile	+24%	+8%

EBITDA Margin

(Million Euro)


EBITDA
Quarter
Full Year
-18%
-13%
-33%
-19%
+5 PP
+5 M
-26
-21
+14 PP
+112 M
-232
-120
3Q´02
4Q´02
2001
2002

United States

(Million Euros)

Media Revenues

Quarter


61
-47%
32
3Q´02
4Q´02

Full Year


355
-35%
231
2001
2002

Media: LATAM & Spain


Quarter
57
At Q3 fx
119%
54
26
3Q´02
4Q´02
Full Year
149
At 2001 fx
60%
128
93
2001
2002

(Million Euros)

Access Revenues


Quarter
34%
59
79
At Q3 fx
68
3Q´02
4Q´02
Full Year
22%
245
300
At 2001 fx
262
2001
2002

(Million Euros)

Subscribers


Total Access, Communication Services & Portal Subscribers
5.3
2.5
2.8
3Q´02
24 %
5.9
3.1
2.8
4Q´02
4.7
1.7
3.0
2001
88 %
5.9
3.1
2.8
2002
(Million subscribers)
Free
Paid

ADSL Subscribers


ADSL Subscribers
378
62%
233
4Q´01
4Q´02

(Thousand subscribers)

Alliance Terra/Telefonica

- **Terra Lycos and Telefónica** have signed a **New Strategic Alliance** (NSA) based on key competences of both companies
- The Alliance establishes a New Relationship model between Terra Lycos and Telefónica
- The contract has an annual minimum **margin guarantee of 78.5 M EUR with an upside potential** coming from Telefónica growth and market growth
- In addition, provides long term **business sustainability** due to:
  - Leverage of Telefónica's customer base
  - Highly-binding relationship with Telefónica as a client
  - Potential upside of the contract
  - Contract expected to be extended after 6 years

Alliance Terra/Telefonica

The NSA creates a new relationship model for Terra Lycos and Telefónica to be applied on four collaboration areas in countries where both companies have presence:

Collaboration Area	Main Business Provider	Key Principles
I Internet communication and portal services & infrastructures	terra / Telefónica	• Terra Lycos as exclusive provider of Internet portals for Telefónica • Terra Lycos as exclusive value added communication services provider for Telefónica's internet customer base • Telefónica becomes the exclusive connectivity and wholesale Internet access provider to TRLY, and TRLY gets the most favored customer treatment within the relevant regulatory conditions
II On line Advertising and Integrated Marketing Solutions (IMS)	terra	• Terra Lycos as preferential provider of on-line media (advertising and IMS) for Telefónica
III Corporate assets and services: Terra Biz	terra	• Terra Lycos as provider of e-learning services through Educaterra to the employees of both companies
IV Portal consulting, management, maintenance of Telefónica country portals	terra	• Terra Lycos Undertakes the portal consulting services required by Telefónica

Potential upside achievable through new business opportunities and market growth

Elías Rodríguez-Viña

CFO

Total Revenues

(Million Euro)

Quarterly evolution

As Reported Quarterly


173
161
162
146
154
1Q´02
2Q´02
3Q´02
4Q´02

At Q3 fx used for €160-€170 guidance

€622M

Quarters Restated at average 02 FX rate


143
155
156
168
1Q´02
2Q´02
3Q´02
4Q´02

✓ Excluding Fx impact, revenue growth every quarter

€622M

Q4 Revenue evolution

(Million Euro)


3Q´02
4Q´02
156
49
107
168
29
20
119
+12%
3Q´restated
BAG
Other
4Q´restated
BAG
TEF
Other

Total Media Revenues


(Million Euro)
Quarterly evolution
As Reported Quarterly
90
96
87
94
At Q3 fx
86
1Q´02
2Q´02
3Q´02
4Q´02
€360M
Quarters Restated at average 2002 FX rate
82
94
91
93
1Q´02
2Q´02
3Q´02
4Q´02
€360M

Total Access Revenues

(Million Euro)

Quarterly evolution

As Reported Quarterly


79
At Q3 fx
70
65
59
68
1Q´02
2Q´02
3Q´02
4Q´02
€262M

Quarters Restated at average 2002 FX rate


61
61
64
76
1Q´02
2Q´02
3Q´02
4Q´02
€262M

Operating Expenses


€ 23
€ 54
€ 27
€ 104
71 %
18 %
37 %
16 %
€ 107
70 %
12 %
43 %
15 %
€ 18
€ 66
€ 23
3Q´02
4Q´02
G & A
Sales & Marketing
R & D
(% of revenues)

(Million Euro)

EBITDA Margin

(Million Euro)


EBITDA
QoQ
YoY
-18%
-13%
-25%
-13%
+5 PP
-21
-26
+5 M
+12 PP
-21
-42
+21 M
3Q´02
4Q´02
4Q´01
4Q´02

Bellow EBITDA Items

(Million Euro)

	2002		
	Q3	Q4	FY
EBITDA	**(26.5)**	**(20.6)**	**(120.3)**
Depreciation/non-cash charges	(38.9)	(37.0)	(164.1)
Financial income (loss)	15.6	14.2	63.5
Share in gains (losses) by equity method	(21.2)	(88.6)	(148.9)
Amortization of goodwill	(62.2)	(61.5)	(252.6)
Extraordinary and other	3.8	(1,047.2)	(1,046.3)
Income (loss) before taxes	**(129.3)**	**(1,240.8)**	**(1,668.7)**
Corporate income tax	30.4	(435.4)	(342.6)
Minority interest	0.2	(0.6)	2.4
Net Income (loss)	**(98.7)**	**(1,676.7)**	**(2,008.9)**

Status of Situation 12/31/02

terra lycos

Balance Sheet as of December 31, 2002

% of Total Assets		Pre-impairment	Reduction	Post-impairment		% of Total Assets
4%	Fixed Assets	173	61 (-35%)	112	Fixed Assets	4%
16%	Tax Credit	745	453 (-61%)	292	Tax Credit	9%
32%	Goodwill	1.484	857(-59%)	627	Goodwill	20%
1%	Start-up costs	58	57 (-100%)			
4%	Other Assets	168		168	Other Assets	5%
4%	Other Current Assets	181		181	Other Curr. Assetes	6%
39%	Cash	1.761		1.761	Cash	56%
	Total Consolidated Assets	4.570	Total reduction 1.428	3.142		

In Mill.€

* Sh. Equity y Shares outstanding without Lycos ESOP

Q & A

Session

TERRA LYCOS

Fourth Quarter 2002 Results

February 26th, 2003